

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

October 24, 2007

Andrew A. Campbell
Senior Vice President and Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

> **RE:** **Pactiv Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 1-15157**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Item 3. Legal Proceedings, page 6

2. Please tell us, with a view toward future disclosure, the relief sought in the
    lawsuits pending in the US District Court in Alabama. Disclose how many
    claimants do not assert any specific amount of damages and disclose the range of
    damages asserted by all other claimants. For example, "X claims assert damages
    of $; X claims assert between $ and $ in compensatory and between $ and $ in
    punitive damages; X claims seek compensatory damages of less than $," etc.

3. Please tell us, with a view toward future disclosure, whether the consent decree
    with the Michigan Department of Environmental Quality involves any monetary
    sanctions of $100,000 or more. See Instruction 5(C) to Item 103 of Regulation S-
    K.

Selected Financial Data, page 9

4. Your presentation of "operating income prior to restructuring" within your
    selected financial data gives too much prominence to this non-GAAP amount.
    Please remove this non-GAAP measure from your statement of income and
    present it under a separate Data Caption in your selected financial data section,
    such as Other Data. You should also either include the information required by
    Item 10 of Regulation S-K in a footnote to the Data Caption or refer to the
    sections in MD&A where it is included. See Item 10(e)(i) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year 2006 Compared With 2005, page 12

5. Please expand/revise your discussion under results of operations for all periods to:

    *   Quantify each factor you cite as impacting your operations. For example, you
        disclose the increase in 2006 total operating income is attributable to a
        positive spread, lower operating costs, offset partially by higher selling,
        general, and administrative costs, without quantifying the impact attributed to
        each component.
    *   Describe unusual or infrequent events, significant economic changes, and
        significant components of revenue and expenses. For example, your
        discussion of the increase in 2006 sales for the Consumer Products division
        does not explain why there was a double-digit volume increase in food-
        storage bags or a volume decrease in foam tableware and waste bags.
    *   Discuss the extent to which material increases in total sales are attributable to
        increases in prices, volume or amount of goods being sold, or introduction of
        new products. For example, part of your explanation for the increase in
        operating income was positive spread without further analysis as to whether
        this was a one-time event or may continue in the future and the impact on

future sales. In addition, we note in your Business section that you discuss development of new products and value-added product-line extensions that are essential to your continued growth; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 24

6. Your auditor's report indicates that its audits also included the financial statement schedule listed in the Index at Item 15(a). However, there is no Item 15(a) within your document. Please revise your auditor's report to reflect Item 15 or revise your document to include Item 15(a). Please revise to ensure that your disclosures are consistent.

Note 2. Summary of Accounting Policies, page 30

Inventories, page 31

7. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method.

Revenue Recognition, page 32

8. On page 19, you indicate that in arriving at net sales, you estimate the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs. These programs include volume rebates, early payment discounts and coupon discounts. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these

types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Note 5. Discontinued Operations, page 36

9. On pages 30 and 36, you indicate that you completed the sale of most of your protective and flexible packaging business. You also indicate that you retained portions of the protective and flexible packaging business in your Foodservice/Food Packaging segment. Please disclose and tell us the facts and circumstances that resulted in you retaining portions of the business. Given that you retained portions of the business, please also tell us how you determined that you met the requirements of paragraph 42 of SFAS 144. Refer also to paragraph A26 of SFAS 144.

Note 6. Long-Term Debt, Short-Term Debt and Financing Arrangements, page 37

10. On page 21, you indicate that as of December 31, 2006, you had public debt securities of $875 million outstanding. Since it appears that your Debentures are registered under the Securities Act of 1933, please disclose and tell us whether your public debt was issued by you, the parent company, or one of your subsidiaries. Please also disclose and tell us whether your subsidiaries and/or you, the parent company, are guarantors of the public debt securities. If your public debt securities are issued by you, the parent company, or one of your subsidiaries and you, the parent company, and/or subsidiaries are guarantors of your public debt, please tell us what consideration you gave to Rule 3-10 of Regulation S-X.

Exhibits 31.1 and 31.2

11. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Schedule 14A Filed on April 2, 2007

Executive Compensation – Compensation Discussion and Analysis, page 11

12. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please tell us supplementally, with a view toward disclosure in future filings,

Mr. Andrew Campbell
October 24, 2007
Page 5

more about your executive officers' compensation in this regard, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Annual Incentive Awards, page 14

13. Please describe supplementally the formulas that the compensation committee used to determine to pay out the 2006 annual incentive awards at 200% of the target amounts. Since the targets for the named executive officers range from 55% to 100% of base salary, explain how their incentive awards were calculated. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.

Long-Term Incentives, page 14

14. Please supplementally disclose how the target number of shares and the associated 0% to 200% rate are determined for the earned performance shares. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.

15. Please supplementally disclose the target and actual levels for each item of corporate performance that are measured (earnings per share and return on capital) and describe the formulas used to value each award tranche. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief